

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 28, 2009

<u>Via U.S. Mail</u>

Richard J. Giromini
President and Chief Executive Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, IN 47905

> **Re:** **Wabash National Corporation**
> **Registration Statement on Form S-1**
> **Filed September 2, 2009**
> **File No.: 333-161694**

Dear Mr. Giromini:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide an analysis of why Trailer should not be identified as an underwriter in this offering.

Registration Statement Cover Page

2. Please revise the fee table to include the rights to purchase Series D Junior Participating Preferred Stock as a separate class of security.

Prospectus Summary, page 1

3. Please provide substantiation for the fourth sentence in the second paragraph under the "Wabash National Corporation" heading.

4. Please add brief disclosure summarizing the financial results from your most recent fiscal year and the stub period disclosed in this prospectus.

5. Please disclose here the use of proceeds of the Transaction.

6. Please expand the discussion at the top of page 2 to discuss the dividend rates of the series of preferred stock issued in the Transaction and give the dollar amounts for each so that investors can understand how this will affect your financial condition.

Risk Factors, page 3

7. We note from your August 5, 2009 filing on Form 10-Q that your net sales have dropped by more than 50% from the corresponding period in the previous fiscal year. Please add a risk factor discussing the economic situation that you currently face and how the trailer industry has been similarly affected so that investors may gauge the risk of potential loss.

8. Please revise the fourth sentence of the first risk factor on page 3 to clarify that any shares in excess of the 24,762,636 being registered which the selling stockholder receives to maintain it s percentage due to upward adjustment to maintain that percentage if currently outstanding options are exercised are not being registered in this prospectus and cannot be sold using it. Make similar disclosure wherever the upward adjustment of shares is mentioned. Alternately, register additional shares and make a similar statement about exceeding that number by this method.

Selling Stockholder, page 6

9. Please tell us whether Trailer Investments, LLC is a broker-dealer or an affiliate of a broker-dealer.

Price Range of Common Stock, page 11

    10. Please update the number of shareholders as of the latest practicable date.

Exhibit 5.01

    11. Please revise the opinion to cover whether the Rights are binding and enforceable
        obligations.

    12. Also, revise to remove the assumption about whether your client's board acted in
        a manner consistent with their fiduciary duties in adopting the Rights Agreement.
        Since this is a conclusion of law about your client which affects the opinion, it is
        inappropriate to make it.

****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
response to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: William I. Intner, Esq.
        Via Facsimile: (410) 539-6981